UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Innovative Micro Technology, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

038-216-104

(CUSIP Number)

Robert Holmen

Miramar Venture Partners, L.P.

2101 East Coast Highway, Suite 300

Corona del Mar, CA  92625

(949) 760-4450

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038-213-104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Miramar Venture Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,088,243 shares of Common Stock(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,088,243 shares of Common Stock(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,088,243 shares of Common Stock shares of Common Stock.(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.5%

14.	Type of Reporting Person (See Instructions) PN

(1)   The Reporting Persons disclaim the existence of a group and disclaim beneficial ownership of the shares of Common Stock held by any of the other parties to the Voting Agreement.

(2)   Includes 176,471 shares of Series A-1 Convertible Preferred Stock, which are convertible into 1,000,008 shares of Common Stock and a warrant to purchase 88,235 shares of Common Stock (the number of shares of Common Stock for which the warrant is exercisable may be adjusted downward, potentially canceling the warrant, according to a calculation that is based on the Issuer’s 2005 economic performance) which are beneficially owned by Miramar Venture Partners, L.P.  Miramar Venture Associates, LLC is the general partner of Miramar Venture Partners and may be deemed to share voting and dispositive power with respect to such securities.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Miramar Venture Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,088,243 shares of Common Stock.(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,088,243 shares of Common Stock.(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,088,243 shares of Common Stock.(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.5%

14.	Type of Reporting Person (See Instructions) OO

(1)   The Reporting Persons disclaim the existence of a group and disclaim beneficial ownership of the shares of Common Stock held by any of the other parties to the Voting Agreement.

(2)   Includes 176,471 shares of Series A-1 Convertible Preferred Stock, which are convertible into 1,000,008 shares of Common Stock and a warrant to purchase 88,235 shares of Common Stock (the number of shares of Common Stock for which the warrant is exercisable may be adjusted downward, potentially canceling the warrant, according to a calculation that is based on the Issuer’s 2005 economic performance) which are beneficially owned by Miramar Venture Partners, L.P.  Miramar Venture Associates, LLC is the general partner of Miramar Venture Partners and may be deemed to share voting and dispositive power with respect to such securities.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is Common Stock, $0.0001 par value per share (the “Common Stock”) of Innovative Micro Technology Inc., a Delaware corporation (“IMT” or the “Issuer”). The principal executive offices of IMT are located at 75 Robin Hill Road, Santa Barbara, California 93117.

Item 2.	Identity and Background

This Schedule 13D is being filed by Miramar Venture Partners, L.P (“Miramar”) and Miramar Venture Associates, LLC (“Miramar Associates”).  Miramar and Miramar Associates are sometimes referred to herein as the “Reporting Persons”.

Miramar is a Delaware limited partnership engaged principally in the business of making investments in securities.  Miramar Associates is the general partner of Miramar.  The principal business address of Miramar and Miramar Associates is 2101 East Coast Highway, Suite 300, Corona del Mar, California 92625.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to that certain Preferred Stock Purchase Agreement dated January 25, 2005 (the “Purchase Agreement”), Miramar purchased 176,471 shares of Series A-1 Convertible Preferred Stock at a purchase price of $2.8333 per share.  In connection with the transaction, Miramar received a warrant to purchase 88,235 shares of Common Stock (the number of shares of Common Stock that the warrant is convertible into may be adjusted downward, potentially canceling the warrant, according to a calculation that is based on the Issuer’s 2005 economic performance).  Miramar purchased these securities with its investment assets.

Item 4.	Purpose of Transaction

The securities described in this Schedule 13D were acquired for investment purposes.  In connection with the investment, Miramar entered into a Voting Agreement whereby certain other stockholders are entitled to designate directors for election to the Board of IMT.  The information contained in Item 6 and Exhibit C are incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer

According to IMT’s representations in the Purchase Agreement, there were 6,437,443 shares of Common Stock outstanding as of January 25, 2005.  Miramar beneficially owns 176,471 shares of Series A-1 Preferred Stock, which are convertible into 1,000,008 shares of Common Stock, and a warrant to purchase 88,235 shares of Common Stock (the number of shares of Common Stock for which the warrant is exercisable may be adjusted downward, potentially canceling the warrant, according to a calculation that is based on the Issuer’s 2005 economic performance).  Such shares of Common Stock (assuming exercise of the warrant), together with the shares of Common Stock outstanding as of January 25, 2005, represent 14.5% of the outstanding Common Stock.

Miramar Associates is the general partner of Miramar.  As a result of the limited partnership agreement, Miramar Associates may be deemed to have shared voting and dispositive power with respect to the securities of IMT owned by Miramar.

Other than the transactions described above, no transactions in the Common Stock of IMT have been effected by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Purchase Agreement, Miramar acquired a warrant to purchase 88,235 shares of Common Stock.  The Warrant becomes exercisable on March 15, 2006.  The number of shares of Common Stock for which the warrant is exercisable may be adjusted downward, potentially canceling the warrant, according to a calculation that is based on the Issuer’s 2005 economic performance.  The Warrant is filed as Exhibit A to this Schedule 13d and is incorporated herein by this reference.  The foregoing description of the terms and conditions of the Warrant is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

An Investors’ Rights Agreement was entered into January 25, 2005 (the “IRA”) by and among the Issuer and the following stockholders of the Issuer: Investor Growth Capital Limited, Investor Group L.P., BAVP and Miramar Venture Partners, L.P. (“Investors”). The IRA provides the Investors, among other things, registration rights for shares of Common Stock issuable or issued upon conversion of the shares of Series A-1 Stock purchased by any Investor pursuant to the Purchase Agreement. The IRA also subjects the Investors to a market standoff provision pursuant to which the Investors may not transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or enter into any swap or other arrangement that transfers any of the economic consequences of ownership of the Common Stock to another for a period not to exceed 180 days commencing on the date of the final prospectus relating to any underwritten public offering of the Issuer.

The IRA is filed as Exhibit B to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the terms and conditions of the IRA described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

A Voting Agreement was entered into January 25, 2005 (the “Voting Agreement”) by and among the Issuer, the Investors, L-3 Communications Corporation, John Foster, who is President and Chief Executive Officer of the Issuer, Peter Altavilla, who is Chief Financial Officer, Secretary and Treasurer of the Issuer, Paul Rubel, who is Vice President, Product Development of the Issuer, Mike Shillinger, who is Vice President, Operations of the Issuer, Monteith Heaton, who is Vice President, Sales and Marketing of the Issuer, and Douglas Thompson, who is Vice President, Product Engineering and Quality of the Issuer (together with the Investors, the “Stockholders”), pursuant to which each of the Stockholders agreed to vote its shares in favor of electing one Series A-1 Director (as defined in the Voting Agreement) designated by Investor Growth Capital Limited, one Series A Director (as defined in the Voting Agreement) designated by Investor Growth Capital Limited, one Series A Director designated by BAVP and one Director designated by L-3 Communications Corporation. In addition, each of the Stockholders agreed to vote its shares in favor of removing any Director selected for removal from the Board by any stockholders entitled to designate such Director.  Pursuant to the Voting Agreement, Miramar has a right to designate an observer to attend board meetings, but such person is not a Director and does not have a right to vote on matters before the Board.

Subject to certain provisions, each of the Stockholders also agreed to vote its shares in favor of (i) a Liquidating Transaction (as defined in the Voting Agreement) yielding proceeds per share of Common Stock, as adjusted for splits, reverse splits and the like and after payment of all obligations of the Company and liquidation preferences, of at least $8.00; (ii) a financing transaction, the principal purpose of which is to raise capital for the Company, or (iii) an amendment to the Company’s Amended and Restated Certificate of Incorporation to add a new sentence to the end of Article 5 thereof reading as follows, “Any director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote for the election of such director.”

Each of the Stockholders further agreed to vote its shares to ratify and approve an option exchange offer as soon as practicable after January 25, 2005, pursuant to which each employee of the Company shall have an opportunity to surrender his or her outstanding options having an exercise price of more than $3.00 per share for cancellation in exchange for a grant of new options on a date at least six months and one day after such cancellation, with the exercise price of the new options established as the fair market value of the Common Stock on the date of grant.

The Voting Agreement is filed as Exhibit C to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the terms and conditions of the Voting Agreement described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

A Right of First Refusal and Co-Sale Agreement was entered into January 25, 2005 by and among the Issuer and the Stockholders (the “Co-Sale Agreement”). The Co-Sale Agreement provides for, among other things, a restriction on the sale of shares of Common Stock, Series A-1 Stock and Series A Stock, pursuant to which the Issuer has a right of first refusal to purchase such shares upon a proposed transfer by a Stockholder. If the Issuer fails to purchase such shares, then a right of first refusal to purchase is passed ratably to the Investors. The Co-Sale Agreement also provides for a co-sale right pursuant to which a Stockholder may not sell any shares of the Company’s capital stock until each of the Investors shall have been given the right to sell on a pro rata basis shares of the Company’s capital stock to the proposed purchaser or purchasers, upon the same terms and conditions offered by such offering Stockholder.

The Co-Sale Agreement is filed as Exhibit D to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the terms and conditions of the Co-Sale Agreement described herein is only a summary of some of the material provisions of such agreement and does not purport to be complete and does not restate such agreement in its entirety.

Item 7.	Material to Be Filed as Exhibits
Exhibit A: Warrant to Purchase Common Stock of Innovative Micro Technology, Inc., dated as of January 25, 2005
Exhibit B: Investors’ Rights Agreement, dated as of January 25, 2005
Exhibit C: Voting Agreement, dated as of January 25, 2005
Exhibit D: Right of First Refusal and Co-Sale Agreement, dated as of January 25, 2005
Exhibit E: Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2005

MIRAMAR VENTURE PARTNERS, L.P.

By:	Miramar Venture Associates, LLC
its general partner

By:	/s/ Robert Holmen
	Name:	Robert Holmen
Title: Member

MIRAMAR VENTURE ASSOCIATES, LLC

By:	/s/ Robert Holmen
Name: Robert Holmen
Title: Member